Exhibit 99.1 Nasdaq: CGBS Leading Provider of All-Weather LNG Infrastructure INVESTOR PRESENTATION January 2025

DISCLAIMER About this Presentation This presentation has been prepared by Crown LNG Holdings Limited (“Crown” or the “Company”) solely for informational purposes based on data obtained and prepared by the Company. The information contained in this presentation has been prepared to assist parties who have expressed an interest in a potential transaction involving a sale and purchase of shares in the Company to make their own assessment of an investment and does not purport to contain all information such interested parties may desire. All interested parties should conduct their own investigation and analysis of the Company and their operations, results of operations, financial condition and prospects. 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Such factors include, without limitation, the Risk Factors referenced in our most recent Registration Statement on Form F-1/A, filed with the Securities and Exchange Commission (SEC), other risks and uncertainties listed from time to time in our reports and documents filed with the SEC, and the following factors: ability to execute our business strategy; business and economic conditions; effects of a prolonged government shutdown; economic, market, operational, liquidity, credit and interest rate risks associated with the Company's business; effects of any changes in trade, monetary and fiscal policies and laws; changes imposed by regulatory agencies to increase capital standards; effects of inflation, as well as, interest rate, securities market and monetary supply fluctuations; changes in the economy; changes in business spending; changes in sources and uses of funds; increased competition; the share price of the Company’s shares; the Company's ability to realize deferred tax assets or the need for a valuation allowance; ability to maintain or increase market share and control expenses; costs and effects of changes in laws and regulations and of other legal and regulatory developments; technological changes; the Company's continued ability to attract, hire and maintain qualified personnel; ability to implement and/or improve operational management and other internal risk controls and processes and reporting system and procedures; widespread natural and other disasters, pandemics, dislocations, political instability, acts of war or terrorist activities, cyberattacks or international hostilities; impact of reputational risk; and success at managing the risks involved in the foregoing items. The Company can give no assurance that any goal or plan or expectation set forth in forward-looking statements can be achieved, and readers are cautioned not to place undue reliance on such statements. The forward-looking statements are made as of the date of original publication of this presentation, and the Company does not intend, and assumes no obligation, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events or circumstances, except as required by applicable law. This presentation is a high-level summary of our recent and historical financial results and current business developments. For more detailed information, please refer to our press releases and filings with the SEC. Industry and Market Data In this presentation, the Company rely on and refer to certain information and statistics obtained from third-party sources which they believe to be reliable. However, the Company has not independently verified the accuracy or completeness of any such third-party information. The recipient is cautioned not to give undue weight to such industry and market data. Trademarks, Trade Names and Service Marks This presentation includes trademarks, trade names and service marks that the Company either owns or licenses, which are protected under applicable intellectual property laws. Solely for convenience, trademarks, trade names and service marks referred to in this presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that the Company will not assert, to the fullest extent under applicable law, rights or the right of the applicable licensor to these trademarks, trade names and service marks. This presentation may also contain trademarks, trade names and service marks of other parties, and the Company does not intend its use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of the Company by, these other parties. 2

ABOUT CROWN LNG Unique Opportunity to Invest in Rapidly Growing Global LNG Demand • Leading provider of all-weather critical offshore LNG infrastructure Vision Enhancing energy security & supporting a solutions for year-round operations in harsh weather locations responsible green energy transition Mission To provide offshore LNG critical infrastructure • Founded in 2016 in Oslo, Norway and focused on building, owning suitable for year-round operations in any harsh weather locations and operating terminals with take-or-pay fixed-price contracts: no buying or selling product means no commodity price or volume risk CAPITAL STRUCTURE USDMM • Two anchor regasification projects with near-term FID in India and Shares issued and outstanding (M) 460 Scotland; longer-term projects in Vietnam and Canada 2 Market capitalization @ $0.57/share $262 (Jan 24, 2025) • Proven but innovative technology used in >23 GBS facilities built rd (1) 3 and operated by 3 parties in harsh climates in past 50 years Debt summary (Latest public filing) : Debt facilities $2.3 • Partnership with consortium of top-tier EPCIC firms validates Other long-term obligations $5.0 technology (engineering, procurement, construction, installation and commissioning) 3 Net Debt (Latest public filing) $7.3 Enterprise Value $270 • Skilled management team with decades of international experience in energy production and business venture operations Source(s): (1) Kværner Engineering AS “Kakinada LNG Regasification Terminal Study” as of 4/16/2020 and management estimates 3 (2) As of 1/24/25 per CapIQ CROWN LNG ⧫ NASDAQ: CGBS (3) As of 6/30/24

KEY INVESTMENT HIGHLIGHTS

Provider of all-weather LNG infrastructure focused on high-growth demand markets

CROWN LNG

Macro Tailwinds Driving Global LNG Demand

Dramatic increase in transition fuel demand and energy security concerns driving need for LNG infrastructure globally

Significant Intrinsic Value in Fully Permitted India Project

Advantaged location close to existing pipeline infrastructure and offtake discussions underway with Indian strategics clear path for FID in 2026 to bring First Gas in 2029[1]

Minimal Spend to FID Scotland Project for First Gas in 2028[1]

Advanced offtake discussions for 3.0MTPA to transport gas beginning in 2028 with potential to grow to 5.0MTPA in 2030

All-Weather Capable Infrastructure Solutions Platform

Flexible platform allows Crown to deploy optimal solution for various geographies and met-ocean conditions including harsh weather environments

Attractive Valuation vs. LNG Infrastructure Peers

Flexible platform allows Crown to deploy optimal solution for various geographies and met-ocean conditions including harsh weather environments

Notes:(1) Based on projected timelines and estimates provided by contractors and company

— CROWN LNG ♦ NASDAQ: CGBS —

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WHERE CROWN FITS IN THE LNG VALUE CHAIN Enabling Critical Access to LNG Near High Growth Demand Centers, in Harsh Weather Regions PRODUCTION LIQUEFACTION TRANSPORTATION REGASIFICATION CONSUMPTION Natural gas is turned into Liquid natural gas is turned liquid for shipping back into gaseous state and piped to consumers and business 5 CROWN LNG ⧫ NASDAQ: CGBS

CROWN'S ANCHOR PROJECT PIPELINE

Crown's anchor regasification projects offer near-term catalysts and are approaching FID

	Kakinada, India	Grangemouth, Scotland
Description / Installation	Unique gravity-based structure and regasification unit ("**GBSRU**") provides a solution to harsh weather conditions on the east coast, enabling LNG access which helps diversify India's energy mix and address the high growth market	Exclusive opportunity to deploy a floating storage and regasification unit ("FSRU") to address UK's increasing energy security concerns
First Gas Target	**2H 2029**	**1H 2028**
Expected Capacity	**7.2** MTPA	**5.0** MTPA
CAPEX	**$1 billion**	**$533 million**
FID Target	**1H 2026**	**2H 2025**
Capital Invested	**~$50M**	**~$7M**

— CROWN LNG ♦ NASDAQ: CGBS —

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http://environmentclearance.nic.in/proposal_status.aspx

KAKINADA LNG SUMMARY

Crown's flagship project in India is on track for FID in 2026 and First Gas in 2029

Key Project Attributes

FID Target	First Gas Target	Planned Capacity	Project CAPEX	Illustrative EBITDA
1H 2026	2H 2029	7.2MTPA	$1B	$265M


First Gas
Pre-FID: ~18 months
Post-FID: ~36 months
1 Pre-Execution Contracting and Testing (2)
2 Engineering and Procurement (3)
3 Construction (4)
Offshore Installation

Capital Required to FID

Amount Spent: ~$50M(1) — **Total Pre-FID Cost: ~$80M**

Preparations to FID

Location
- ✓ Location identified 19km offshore with pipeline route to Land Fall Point
- ✓ Gas distribution infrastructure in place via two pipelines: GAIL's local pipeline and Brookfield's East-West Pipeline

Approval & Licenses
- ✓ Right to develop secured with Kakinada Ports Authority
- ✓ Environmental Impact Assessment (EIA) completed by L&T-RAMBØLL
- ✓ Full Environment Clearance (EC) from Ministry of Environment, Forest, & Climate Change
- ✓ Consent for Establishment (CFE) from Andhra Padesh Pollution Control Board

Engineering
- ✓ Pre-FEED completed
- Seabed Survey is the final step to executing FEED
- Final EPCIC contract to be executed before FID

Customers
- ✓ Advanced discussions with blue-chip Indian LNG regas clients
- Offtake agreements expected shortly before FID
- Crown expects to achieve FID around 1H26 and to deliver first gas in 2H29

Note(s): (1) As of 4/2023, based on company estimates
(2) Pre-Execution Contracting and Testing includes: Front End Engineering Development (FEED), Seabed survey, and EPCIC contract with Aker. $645 mm is included in the $1 BN capex estimate
(3) Engineering and Procurement includes: Detailed Engineering and Purchase orders
(4) Construction includes: GBS structure construction and LNG tank installations
(5) Permit - https://environmentclearance.nic.in/proposal_status.aspx

— CROWN LNG ♦ NASDAQ: CGBS —

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OUTLOOK – INDIA AND KAKINADA MACRO Underutilized East-West Pipeline and Backlog of Demand STORM-PRONE EAST COAST OF INDIA LARGE ADDRESSABLE MARKET FOR GAS India Gas Macro Dhamra LNG (land-based) 1 1 ~70% ~11%p.a Mumbai Port [FSRU] Gopalpur LNG [FSRU, not yet permitted] LNG share of gas LNG demand growth consumption by 2030 by 2030 to ~82 mtpa Kakinada LNG Terminal Dabhol LNG Expansion up from ~50% in 2023 Opportunity for Growth 2 E OA pS er Ta -W tin E gS L Ten PIg PtE hL :I 1 N 4 E5 (1 9) Km Nameplate Capacity: 3 Bcf/d 3 (1) EAST-WEST PIPELINE ~60 MTPA 2X Gas mix Operating Length: 1459Km Regasification Indian govt target Nameplate Capacity: 3 Bcf/d Capacity expect to increase of gas from nearly double by 2030 ~6.7% to 15% by 2030 Karnataka LNG [FSRU] Ennore (land based) Power & Industrial Demand Kakinada GBSRU 4 4 2X growth 50% Kochi Karaikal Port LNG Terminal (1 MTPA) Utilization in demand Growing from 1.1 bcf/d Pipelines capacity to >2.2 Bcf/d by 2030 supports expansions of regas supply Source(s): (1) Petroleum and Natural Gas Regulatory Board (PNGRB) “Natural Gas Pipelines Network in India” as of 3/31/2022; (2) National Centers for Notes:/Source: Environmental Information “Annual 2022 Tropical Cyclones Report” as of 1/2023; (3) Invest India “Oil & Gas” as of 7/28/2023” ; (4) Reuters “LNG’s share of Indian 1. Reuter/s/IEEFA, public and company disclosures gas demand to rise to 70% by 2030 – Petronet CEO” as of 6/17/2021; (5) Bloomberg “India Set for LNG Deal-Making Rush in Win for Modi’s Gas Push” as of 2. Invest India “Oil & Gas” as of 7/28/2023 5/17/2023; (6) Mint “India’s gas demand will surge 500%, share of oil demand to double: PM” as of 2/6/2023 3. https://apgdc.in/pdf/Executive%20summary%20English.pdf?utm_source=chatgpt.com 4. IEEFA.org, IEA.org, PNGRB.gov.in 8 CROWN LNG ⧫ NASDAQ: CGBS

GRANGEMOUTH LNG SUMMARY

Grangemouth is slated to be Crown's first producing project in 2028

Key Project Attributes

FID Target	First Gas Target	Planned Capacity	Project CAPEX	Illustrative EBITDA
2H 2025	1H 2028	5.0MTPA	$533M	$130M



First Gas
Pre-FID: ~18 months
Post-FID: ~12 months
1 Permitting & Licensing (2)
2 FSRU sourcing (3)
4 Pre-Execution Contracting and Financing (4)
6 Pipeline & M/R station construction
3 Pre-FEED & FEED (5)
5 Procurement, Engineering & LNG Carrier Conversion (6)
7 Mooring & riser construction
Offshore Installation

Capital Required to FID

Amount Spent: ~$10M(1) — **Total Pre-FID Cost: $11M**

Preparations to FID

Location

- ✓ Exclusivity agreement with GBTron for use of site at the mouth of River Forth
- ✓ Scottish Gas Networks grid access less than 7 miles from anchorage location and National Transmission System access within 10 miles of port
- ✓ All year access to open water

Approval & Licenses

- ✓ Crown (via GBTron exclusivity), has the right to develop the site, with Forth Ports Authority
- ✓ Pre-application Consent Process for FSRU has commenced with Scottish government

Engineering

- ✓ Completed site study for deepwater anchorage site with LNG vessel access
- Environmental Impact Assessment (EIA) can be completed in 9-12 months
- Crown ready to commence FEED in Q2 2025

Customers

- 3.0MTPA of offtake discussions underway with 2.0MTPA under long-term contracts and 1.0MTPA on shorter-term contracts
- A further 2.0MTPA of capacity is under preliminary agreement with GBTron for proposed 2.4GW CCGT power plant

Note(s): (1) As of 4/2023, based on company estimates
(2) Permitting & Licensing includes: Consenting process with Scottish government; Secure access to and capacity in National Transmission System
(3) FSRU sourcing includes: agreement from National Grid ; Search for LNG/C Candidates; and Sales and Purchase Agreement (SPA)
(4) Pre-Execution Contracting and Financing includes: TUAs and pipeline capacity agreement; and Equity and debt construction financing
(5) Pre-FEED & FEED includes: Engineering and surveys, Mooring design and Contract for regas system
(6) Procurement, Engineering & LNG Carrier Conversion includes: Early procurement, Shipyard contract for conversion, and Detail Engineering

— CROWN LNG ♦ NASDAQ: CGBS —
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GRANGEMOUTH DEVELOPMENT UPDATE FSRU located in sheltered waters with benign weather conditions in the Firth of Forth Crown’s Market Opportunity Scotland’s Natural Gas Infrastructure Scotland Market Overview Figure 2: Map of active offshore hydrocarbon fields, pipelines and main coastal infrastructure with Scottish Marine Regions and Offshore Marine Regions. Source: OGA, Ocean Wise and Scottish Energy Ports Capability Directory. ▪ Domestic production: North Sea ▪ An LNG import terminal in the North is crucial for ensuring gas supply expected to decline by energy security in Scotland and Northern England amid 2 ~11%/ann between 2025-50 . Shift the decline of pipeline gas from the North Sea to LNG imports to replace declining ▪ Low complexity, exclusive FRSU project pipeline supplies. – Department for Energy Security and Net Zero Support – FSRU conversion or newbuild with no breakwater ▪ Domestic demand: LNG demand required in Europe grew by 60% in 2022 – Location secured near existing gas and power and is expected to grow by 25% by infrastructure through partnership with GBTron Lands 3 2028. Grangemouth 60% LNG imports share of total UK demand by (1) 2050 Source(s): (1) NG FES, Vertexa, Energex analysis, Eurostat (2024) (2) Yahoo Finance “European Resilience on Russian Gas and Shift to LNG – Overview, Challenges, and Case Studies” as of 7/6/2023; (2) Statista – Projected UK Gas Production 10 CROWN LNG ⧫ NASDAQ: CGBS and Demand , https://capital.com/en-eu/analysis/natural-gas-prices-forecast-2030-2050, (3) Scottish Government “Annual energy statement: 2020” as of 12/18/2020,

OFFSHORE LNG TECHNOLOGY OVERVIEW (1) Offshore solutions: Approximately Half the Cost and Time to Build vs. Onshore Facilities Offshore Solutions Onshore Solutions Gravity-Based Floating Land ✓ Lower CAPEX✓ Lower CAPEX × CAPEX intensive ✓ Smaller environmental footprint✓ Smaller environmental footprint × Requires material land acquisition ✓ Shorter time to market✓ Shorter time to market × Longer time to invest ✓ Ability to relocate✓ Ability to relocate × Fixed, immobile assets ✓ Doesn’t require breakwater jetty × Requires breakwater jetty × Safety concerns near populated areas ✓ Safe to operate 365 days/year in harsh × Not suitable to operate 365 days/year in environments harsh environments 11 Notes/Source(s): (1) Based on company disclosure and public data related to on/offshore regasification and liquefaction facilities, IEA/GIIGNL/World bank CROWN LNG ⧫ NASDAQ: CGBS

INDUSTRY-LEADING PARTNERS Technology validation by industry leaders who partner with Crown LNG EPCIC CONTRACTOR PROCESS POWER GENERATION & ELECTRICAL SYSTEM SUPPLIER DISTRIBUTION SYSTEMS SUPPLIER Leading global EPCIC provider of off-shore energy installations for more than 50 years, with 23 GBS built in offshore (1) environments to date GAS SOLUTIONS Global leader in innovative technologies Unmatched product performance in and lifecycle solutions for the marine and off-shore installations in hazardous energy markets; has delivered more than areas; 6750+ installed gas (1) (1) 20 regasification installations to date turbines to date 12 CROWN LNG ⧫ NASDAQ: CGBS Source(s): (1) Kværner Engineering AS “Kakinada LNG Regasification Terminal Study” as of 4/16/2020 and management estimates

CROWN LNG MILESTONE AND TIMELINE Notable events and timeline 1H26E Final investment decision (FID) target and start of EPCIC to be executed before construction at KGLNG Crown LNG formed FID 2H29E first gas from KGLNG 2024 2018 2019 2022 2023 2025 2028 2029 2059E 2026 de-SPAC and public listing Q3 2023: Crown LNG signs an exclusivity 30 year contract: New exclusivity agreement with East LNG for agreement with East LNG to East LNG’s license expires. End option to acquire 100% of the shares in the deliver and operate the Kakinada of operations KGLNG as well as a future payment right regasification terminal Milestone Kakinada LNG Grangemouth LNG Permitting Pending FEED/EPC 1H25E 2H25E Commercial 2025E 2025-26E Agreements Financing 2026E 2026E Construction 2026E 2026E First Shipment 2029E 2028E 13 CROWN LNG ⧫ NASDAQ: CGBS Source: Company website and documents; VTTI press release;

CROWN LNG EXECUTION TEAM



SWAPAN KATARIA, CEO

- 30 years of international trading within energy and E&P
- Founder and Director of Singapore-based LNG9
  - Energy infrastructure development
  - Katoil Limited Trading
  - Global relationship presence

KATOIL LIMITED LNG9 ENERGY FERMEUSE GBTRON



ANDREW JUDSON, Chairman of the Board

- Over 25 years of experience in capital markets and private equity
- 2019-Present: Senior Advisor, Fort Capital
- 2019-Present: Director at Condor Energies
- 2015-Present: Director at Pieridae Energy

Fort Capital CONDOR PIERIDAE ENERGY



GUNNAR KNUTSEN, President

- 40 years of project management working for 30 major oil & gas projects
- 2008-2014: SVP, Höegh LNG / CEO, Höegh FLNG
- 2014-2018: CEO, Argo LNG
- 2018-to date: CEO/MD/President of Crown LNG AS; a wholly owned subsidiary of Crown LNG Holding AS

OEC HÖEGH LNG NPC



JØRN S. HUSEMOEN, CFO

- 35 years as CEO and CFO in Telecom / IT industry
- Operational experience in multinational companies as Interim CEO/CFO
- Over 10 years international experience living and working in China, India, USA and Sweden

ERICSSON SmartSeal® sonitor

— CROWN LNG ♦ NASDAQ: CGBS —

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KEY TAKEAWAYS Strategic Projects 1 We prioritize projects in regions with significant growth potential and strong local support Experienced Team 2 Proven expertise in LNG development, hydrocarbons and project financing Project Pipeline 3 Future expansion and backlog of development opportunities Scalable Model 4 Modular project designed for diverse geographic presence and scaling Cost-Effective Solution 5 Focus on offshore reduces time to deliver LNG and lowers costs vs alternatives 15 CROWN LNG ⧫ NASDAQ: CGBS

APPENDIX 16

1 ILLUSTRATIVE ANCHOR PROJECT ECONOMICS FID Economics Post First-Gas Run Rate Crown PF FID All-In Project Utilization Rate EBITDA To FID Ownership Post Revenue Construction Costs Debt/Funding (MTPA) (Margin) Project Equity Raise 80% Debt ~$35M ~$1.0B 75% 7.2 $286M Kakinada $265M MTPA 20% Equity 80% Debt 3.0 $166M 75% ~$10M ~$533M Grangemouth $130M MPTA 20% Potentially additional 2 MTPA utilization from power plant coming Equity online in 2030, which represents further upside Total 80% ~$45M 10.2 ~$1.5B 75% $452M $395M DEBT MTPA Notes: (1) Based on company projections 17 CROWN LNG ⧫ NASDAQ: CGBS

VALUATION – FINDING A FAIR RANGE FOR CROWN LNG Opportunity for Significant Value Creation Crown’s Valuation Potential ($MM) LNG Project Economics - Comparison Project Capex Cost/ Capacity IRR (%) $3,600 ($BN) ton (MTPA) 1 $1.5 $125 12.2 High Project A $2 $760 4 Average $2,400 Project B $4 $900 8.4 Average Project C $5 $575 8 Average Project D $4.5 $1215 3.7 Low-Average Project E $4.8 $1920 2.5 Average ~$270 Project F $0.45 $110 4.1 Average Project G $0.80 $160 5 Average Current EV 2028E Projected Valuation Notes: Notes: 1. Estimates based on company projections and expected targets returns 1. Based on closing prices/value as of 1/24/25 2. Project A-G refers to public disclosures for the following Pre-FID projects: Liquefaction 1. On-shore: Texas, 2. Illustrative example of Crown valuation reflecting a portion of projects (i.e. Indian, Scotland) 3. Assumption for tariffs, EBITDA, financing on pg. 27. Assumes EV/EBITDA multiple of 8-12X Commonwealth, Magnolia, 2. Off-shore: Barossa, Tortue, 3. Floating: Alexandroupolis, Singapore LNG 3. IRR estimate based on public disclosures and company commentary. High = >15%, Average = 10-15%, Low = <10% 18 CROWN LNG ⧫ NASDAQ: CGBS Off-shore Off-shore On-shore Regas Liquefaction

REMAINING PRE-FIDS COSTS FOR ANCHOR PROJECTS (1) Total Project Costs to FID ($MM) EPC related costs $20 - $25 General & Administrative $8 - $12 Ancillary fees and services $5 - $10 Total Project Costs to FID ~$35-50 mm Note(s): Estimated cost allocation and projected costs to reach FID : 80% India Project; 20% Scotland Project 19 CROWN LNG ⧫ NASDAQ: CGBS

ADDITIONAL PROJECT PIPELINE CREATES DIVERSIFIED PLATFORM Vung Tau, Vietnam Newfoundland, Canada Installation GBSRU GBLNG First Gas Target Q4 2032 Q2 2030 Expected 9.0MTPA 10.0MTPA Capacity CAPEX $8-9 billion $1.2-1.3 billion Q1 2028 FID Target Q4 2026 Capital Invested TBD TBD Pre-FID Spent / Remaining 20 CROWN LNG ⧫ NASDAQ: CGBS

VIETNAM AND CANADA PRESENT NEAR-TERM OPPORTUNITIES FOR CROWN Canada Vietnam NATURAL GAS INFRASTRUCTURE OF VIETNAM NATURAL GAS INFRASTRUCTURE OF EASTERN CANADA Fermeuse Harbor UNITED STATES Vung Tau 21 CROWN LNG ⧫ NASDAQ: CGBS